RECEIVED

2006 NOV -2 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


06018067

October 30, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Purchase from Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

dw 11/2


SAMSUNG

ELECTRONICS

Investment in Memory Line 15

On October 30, 2006, the management committee of Samsung Electronics authorized an investment in expanding the Memory line 15.

▫ **Details**

- Investment amount: KRW 594.9 billion
- Purpose: To meet the growing market demand for DRAM by enhancing production capacity and to improve profitability by strengthening cost competitiveness.
- Location: Kiheung, Kyunggi-do, Korea